Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG
[redacted]

2007 OCT 23 A 5:15

10 October 2007

07027491

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit, pursuant to the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), under Rule 12g3-2(b) (the "**Rule**"), additional website addresses which, according to the categories of information set out below, will be used to provide information that the Company has made public, filed or distributed:

London Stock Exchange announcements	http://www.resolutionplc.com/investor_rns.shtml
Results announcements	http://www.resolutionplc.com/investor_results2007.shtml
Annual report and accounts	http://www.resolutionplc.com/investor_resolutionannualreports.shtml
Equity and debt investor library	http://www.resolutionplc.com/investor_library.shtml
Merger Information	http://www.resolutionplc.com/investor_fp_mergerinformation.shtml
Annual general meeting information	http://www.resolutionplc.com/investor_annualgeneralmeeting.shtml
Financial calendar	http://www.resolutionplc.com/investor_financialcalendar.shtml
Dividends	http://www.resolutionplc.com/investor_dividendhistory2007.shtml

Submissions filed on the above-reference websites will supplement the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 21 March 2007, and amended its exemption request on 4 July 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being provided with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the

10/10221794_1

dw 10/23

furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

For filings made to Companies House these will be continued to be supplied on a monthly basis via hard copy unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial	01564 204339
Fax Number	01564 828811
E-mail	steven.watts@resolutionplc.com

Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG

tel 0870 887 0001
fax 0870 887 0002
www.resolutionplc.com

04 October 2007

RECEIVED
2007 OCT 23 A 5:40

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached documentation and Appendix covering information that has been filed with Companies House. This submission covers the period from 16 August 2007 to 1 October 2007 and supplements the information that the company has made public, filed and distributed since it applied for an exemption under the Rule on 21 March 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

As previously notified from 5 July 2007 all information that has been made public by the Company and announcements filed with the London Stock Exchange will be available at Resolution plc's website under the Investor Section; this can be reached by using the following link :- http://www.resolutionplc.com/investor.jsp.

For filings made to Companies House these will be continued to be supplied on a monthly basis via hard copy unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial	01564 204339
Fax Number	01564 828811
E-mail	steven.watts@resolutionplc.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS FROM 16 AUGUST 2007 TO 4 OCTOBER 2007

Appendix A1: Press Releases

Release Date	Title
NA	Available on the website at http://www.resolutionplc.com/investor.jsp.

Appendix A2: Companies House Filings

Date Filed	Document Type	Companies House Filing
21 August 2007	88(2)	Allotment of Shares
18 September 2007	88(2)	Allotment of Shares
18 September 2007	88(2)	Allotment of Shares
18 September 2007	88(2)	Allotment of Shares
25 September 2007	88(2)	Allotment of Shares
25 September 2007	88(2)	Allotment of Shares

Appendix A3: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
NA	Resolution plc	Available on the website at http://www.resolutionplc.com/investor.jsp

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	07	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	138	5,191	986
Nominal value of each share	£0 05	£0 05	£0 05
Amount (if any) paid or due on each share (including any share premium)	£4 7750	£2 4662	£4 5476

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

WEDNESDAY

A7CH0S46
A59 15/08/2007 305
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees **File Number - 82-35079**

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Barbara Lee Address: 10 Norton Lane, Wythall, Birmingham, West Midlands UK Postcode B47 6HA	Ordinary Ordinary Ordinary	763
Name(s): Miss Loverne John Address: 188 Kelynmead Road, Stechford, Birmingham, West Midlands UK Postcode B33 8LH	Ordinary	763
Name(s): Mrs Rebecca O'Carroll Address: 39 Parkstone Avenue, Hilltop, Bromsgrove, Worcestershire UK Postcode B61 7NS	Ordinary	1527
Name(s): Mrs Helen Leach Address: 4 Braemar Avenue, Eastwood, Nottingham, Nottinghamshire UK Postcode NG16 3JY	Ordinary	458
Name(s): Ms Joanne Woods Address: 8 Harvington Road, Bilston, West Midlands UK Postcode WV14 9QG	Ordinary	763

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10 Aug 2007

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham
Tel B47 6WG
DX number DX exchange

Name & addresses of the allottees Shareholder details	Shares & share class allotted Class of shares allotted	Number allotted
Mr Steven Pickering 9 Dunley Croft, Shirley, Solihull, West Midlands B90 4UA	Ordinary	917
Mr Myfyr Madoc-Jones 38 The Moorings, Liverpool, Merseyside L31 2PS	Ordinary	720
Mr Antony Prytherch 95 Ridgewood Drive, Wirral, Merseyside CH61 8RQ	Ordinary	266
Mrs Sarah Louise Wager 7 Larkfield Avenue, Birmingham, West Midlands	Ordinary	138

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	31	
Month	08	
Year	2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordiinary	Ordinary
Number allotted	7247	11366	3688
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.4282	£4.5476	£5.15

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): See attached sheets	Class of shares allotted	Number allotted
Address	Ordinary	
	Ordiinary	
UK Postcode	Ordinary	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 6

Signed ____________________ Date ____________________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 3 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MISS	JOANNE	ASHFORD	15 FINMERE WAY	SHIRLEY	SOLIHULL	B90 3SS	402
MRS	STEFANIA	BANKOWSKI-KING	20 NUTHATCH DRIVE	BRIERLEY HILL	WEST MIDLANDS	DY5 2RF	160
MS	JUDITH	BENNETT	63 WINDRUSH ROAD	HOLLYWOOD	BIRMINGHAM	B47 5QA	321
MR	ROBERT DOUGLAS	EDWARDS	66 AVERY ROAD	SUTTON COLDFIELD	WEST MIDLANDS	B73 6QD	402
MR	PAUL	GLENNON	28 BEWELL HEAD	BROMSGROVE	WORCESTERSHIRE	B61 8HY	297
MR	FRANK	HALL	54 THE WOODLANDS	ARMTHORPE	DONCASTER	DN3 3RD	402
MR	TIRATH	KAILEY	76 VILLA ROAD	COVENTRY	WEST MIDLANDS	CV6 3DA	804
MR	NEIL ROBERT	LLOYD	21 WESTWOOD DRIVE	RUBERY	REDNAL	B45 9WF	321
MRS	KATE LOUISE	MURPHY	23 KINGFIELD ROAD	SHIRLEY	SOLIHULL	B90 1LX	160
MR	BARRY JOHN	NICHOLLS	25 HEATHY FARM CLOSE	BIRMINGHAM	WEST MIDLANDS	B32 3PA	160
MISS	SUSAN	PETERS	87 MIDHURST ROAD	BIRMINGHAM	WEST MIDLANDS	B30 3RA	160
MISS	TINA MICHELLE	POWIS	127 ALDERSHAW ROAD	BIRMINGHAM	WEST MIDLANDS	B26 1HN	804
MR	MOHAMMED	QUDIER	64 EDITH ROAD	SMETHWICK	WEST MIDLANDS	B66 4QX	241
MR	SANTOKH	SINGH	4 PEAR TREE CRESCENT	SHIRLEY	SOLIHULL	B90 1LB	120
MR	RAYMOND	VAUGHAN	26 CROWHURST ROAD	BIRMINGHAM	WEST MIDLANDS	B31 4PB	80
MR	ANDREW	WHITE	ROUNDSTONE VIEW	NORTHWOOD LANE	BEWDLEY	DY12 1AS	1,609
							6,443

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 5 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	ELAINE	FOGARTY	75 HARGRAVE ROAD	SHIRLEY	SOLIHULL	B90 1HU	402
MR	DAVID MICHAEL	PAGE	14 DORSET CLOSE	TAMWORTH	STAFFORDSHIRE	B78 3XY	402
							804

Resolution plc Sharesave Scheme - Early Exercise of Options

2006 3 Year Scheme - Option Price 454.76p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MR	PAUL JAMES	ABBOTT	12 MIDDLETON ROAD	SHIRLEY	SOLIHULL	B90 2JH	665
MISS	JOANNE	ASHFORD	15 FINMERE WAY	SHIRLEY	SOLIHULL	B90 3SS	332
MRS	STEFANIA	BANKOWSKI-KING	20 NUTHATCH DRIVE	BRIERLEY HILL	WEST MIDLANDS	DY5 2RF	266
MR	MATT	BARRICK	7 ACHILLES CLOSE	HEATHCOTE	WARWICK	CV34 6EJ	166
MS	JUDITH	BENNETT	63 WINDRUSH ROAD	HOLLYWOOD	BIRMINGHAM	B47 5QA	166
MR	DAVID	BERRIDGE	6 SHEPHERDS CLOSE	SUTTON BONNINGTON	LEICESTERSHIRE	LE12 5NL	776
MR	KEVIN	BROWN	14 HESWALL AVENUE	WIRRAL	MERSEYSIDE	CH63 5QD	776
MRS	SUZANNE JOSEPHINE	BURR	37 CUTLERS ROUGH CLOSE	BIRMINGHAM	WEST MIDLANDS	B31 1LX	166
MISS	CATHERINE	CAMPBELL	39 HASELWELL DRIVE	KINGS NORTON	BIRMINGHAM	B30 3PQ	266
MRS	JACQUELINE	COFFIN	6 BROOM LANE	DICKENS HEATH	SOLIHULL	B90 1SJ	831
MR	PAUL	GLENNON	28 BEWELL HEAD	BROMSGROVE	WORCESTERSHIRE	B61 8HY	249
MR	PHILIP BERNARD	GRIFFIN-SMITH	7 THE RICKYARD	EASENHALL	RUGBY	CV23 0JN	831
MR	FRANK	HALL	54 THE WOODLANDS	ARMTHORPE	DONCASTER	DN3 3RD	166
MRS	JACQUELINE	HALLEY	55 HOWARD ROAD	SOLIHULL	WEST MIDLANDS	B92 7LE	332
MR	MICHAEL JOHN	HONE	2 TAIT CROFT	SOLIHULL	WEST MIDLANDS	B92 9QW	36
MR	LEE	HUGHES	14 MIDDLETON ROAD	SHIRLEY	SOLIHULL	B90 2JH	166
MR	PHILIP	JOB	64 BARN LANE	SOLIHULL	WEST MIDLANDS	B92 7ND	249
MR	TIRATH	KAILEY	76 VILLA ROAD	COVENTRY	WEST MIDLANDS	CV6 3DA	499
MRS	PATRICIA	LINNELL	JASMINE COTTAGE	SCHOOL ROAD	STOKEINTEIGNHEAD	TQ12 4QE	133
MR	NEIL ROBERT	LLOYD	21 WESTWOOD DRIVE	RUBERY	REDNAL	B45 9WF	66
MR	DIPAK	MISTRY	146 RAILWAY TERRACE	RUGBY	WARWICKSHIRE	CV21 3HN	99
MR	DARREN PAUL	MOSS	49 GREENSLADE CRESCENT	MARLBROOK	BROMSGROVE	B60 1DS	831
MRS	KATE LOUISE	MURPHY	23 KINGFIELD ROAD	SHIRLEY	SOLIHULL	B90 1LX	66
MR	BARRY JOHN	NICHOLLS	25 HEATHY FARM CLOSE	BARTLEY GREEN	BIRMINGHAM	B32 3PA	532
MS	SUSAN	PERRY	27 GARTHDALE ROAD	LIVERPOOL	MERSEYSIDE	L18 5HN	249
MISS	SUSAN	PETERS	87 MIDHURST ROAD	KINGS NORTON	BIRMINGHAM	B30 3RA	49
MISS	TINA MICHELLE	POWIS	127 ALDERSHAW ROAD	YARDLEY	BIRMINGHAM	B26 1HN	232
MR	MOHAMMED	QUDIER	64 EDITH ROAD	SMETHWICK	WEST MIDLANDS	B66 4QX	99
MR	BARRY	SMITH	16 KINNERSLEY CLOSE	REDDITCH	WORCESTERSHIRE	B98 0LB	199
MISS	GEMMA	SPINK	53 FIRTH DRIVE	BIRMINGHAM	WEST MIDLANDS	B14 4DL	166
MR	ANDREW	WHITE	ROUNDSTONE VIEW	NORTHWOOD LANE	BEWDLEY	DY12 1AS	166
							9,825

Resolution plc Sharesave Scheme - Early Exercise of Options

2006 5 Year Scheme - Option Price 454.76p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	ELAINE	FOGARTY	75 HARGRAVE ROAD	SHIRLEY	SOLIHULL	B90 1HU	166
MISS	KAREN ANNE	LUCAS	14 DORSET CLOSE	TAMWORTH	STAFFORDSHIRE	B78 3XY	282
MR	DAVID MICHAEL	PAGE	14 DORSET CLOSE	TAMWORTH	STAFFORDSHIRE	B78 3XY	166
MR	SIMON	PITCHFORD	FLAT 39	585 MOSELEY ROAD	BIRMINGHAM	B12 9BL	329
MR	SANTOKH	SINGH	4 PEAR TREE CRESCENT	SHIRLEY	SOLIHULL	B90 1LB	598
							1,541

Resolution plc Sharesave Scheme - Early Exercise of Options
2007 3 Year Scheme - Option Price 515.00p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MR	PAUL JAMES	ABBOTT	12 MIDDLETON ROAD	SHIRLEY	SOLIHULL	B90 2JH	29
MR	STEPHEN	BARDSLEY	24 SHORTBUTTS LANE	LICHFIELD	STAFFORDSHIRE	WS14 9BT	145
MR	MATT	BARRICK	7 ACHILLES CLOSE	HEATHCOTE	WARWICK	CV34 6EJ	87
MS	JUDITH	BENNETT	63 WINDRUSH ROAD	HOLLYWOOD	BIRMINGHAM	B47 5QA	29
MRS	PATRICIA	BENNETT	48 RUSHLEIGH ROAD	SHIRLEY	SOLIHULL	B90 1DH	145
MR	KENNETH	BLAKE	9 LADE BRAES	DALGETY BAY	DUNFERMLINE	KY11 9SQ	87
MRS	LARAINE	CAMERON-MOWAT	16 ASPEN WAY	HAMILTON	LANARKSHIRE	ML3 7NG	145
MISS	CATHERINE	CAMPBELL	39 HASELWELL DRIVE	KINGS NORTON	BIRMINGHAM	B30 3PQ	40
MRS	LAURA	CAMPBELL	28 RYAT GREEN	NEWTON MEARNS	GLASGOW	G77 6QP	29
MRS	ANDREA	FERGUSON	12 ST DENIS WAY	COATBRIDGE	LANARKSHIRE	ML5 1QN	145
MRS	ELAINE	FOGARTY	75 HARGRAVE ROAD	SHIRLEY	SOLIHULL	B90 1HU	29
MISS	SUSAN	FREEBAIRN	FERNI-BRAE	COLZIUM	KILSYTH	G65 0PY	145
MR	NICHOLAS	GASKILL	FLAT 12 VICTORIA INSTITUTE	SANSOME WALK	WORCESTER	WR1 1DF	145
MR	JOHN	GILLAN	1 LAPWING GROVE	INVERKIP	GREENOCK	PA16 0LX	58
MR	PAUL	GLENNON	28 BEWELL HEAD	BROMSGROVE	WORCESTERSHIRE	B61 8HY	23
MR	PHILIP	JOB	64 BARN LANE	SOLIHULL	WEST MIDLANDS	B92 7ND	101
MRS	BARBARA	LEE	10 NORTON LANE	WYTHALL	BIRMINGHAM	B47 6HA	58
MRS	PATRICIA	LINNELL	JASMINE COTTAGE	SCHOOL ROAD	STOKEINTEIGNHEAD	TQ12 4QE	14
MR	NEIL ROBERT	LLOYD	21 WESTWOOD DRIVE	RUBERY	REDNAL	B45 9WF	58
MISS	BRIDGET	MCFADDEN	FLAT 1/1	7 PRIORWOOD COURT	GLASGOW	G13 1GE	145
MISS	LESLEY	MCKEURTAN	9 ACHRAY ROAD	CUMBERNAULD	GLASGOW	G67 4JG	14
MR	ALLAN	MCLACHLAN	1 CUMMING AVENUE	CARLUKE	LANARKSHIRE	ML8 4RL	101
MRS	GERALDINE	MOGRIDGE	10 WEST FENTON GAIT	GULLANE	EAST LOTHIAN	EH31 2HS	145
MR	DAVID	MUIRHEAD	2-2 3 BLACKBURN STREET	KINNING PARK	GLASGOW	G51 1EX	29
MRS	KATE LOUISE	MURPHY	23 KINGFIELD ROAD	SHIRLEY	SOLIHULL	B90 1LX	5
MRS	SHARON	NELSON	91 SPRINGCROFT CRESCENT	BAILLIESTON	GLASGOW	G69 6SA	43
MR	BARRY JOHN	NICHOLLS	25 HEATHY FARM CLOSE	BIRMINGHAM	WEST MIDLANDS	B32 3PA	40
MISS	LEONA	NIVEN	FLAT 2FR	16 MAYGATE	DUNFERMLINE	KY12 7NH	145
MR	SEAN	OSBORNE	FLAT 3/2	41 EVERSLEY STREET	GLASGOW	G32 8HS	145
MR	RICHARD	PARKES	359 HIGHTERS HEATH LANE	HOLLYWOOD	BIRMINGHAM	B14 4TA	43
MISS	SUSAN	PETERS	87 MIDHURST ROAD	KINGS NORTON	BIRMINGHAM	B30 3RA	29
MRS	JOANNE	RANKIN	8 MANOR ROAD	GARTCOSH	GLASGOW	G69 8AL	116
MR	ALEXANDER	SIM	17 HOPE PARK GARDENS	BATHGATE	WEST LOTHIAN	EH48 2QT	145
MR	BARRY	SMITH	16 KINNERSLEY CLOSE	REDDITCH	WORCESTERSHIRE	B98 0LB	34
MISS	GEMMA	SPINK	53 FIRTH DRIVE	BIRMINGHAM	WEST MIDLANDS	B14 4DL	29
MR	DEREK	URQUHART	253 CROFTPARK AVENUE	GLASGOW	LANARKSHIRE	G44 5NT	145
MR	RAYMOND	VAUGHAN	26 CROWHURST ROAD	BIRMINGHAM	WEST MIDLANDS	B31 4PB	11
MRS	MICHAELA	WILLIAMS	23 UPPER FIELD CLOSE	REDDITCH	WORCESTERSHIRE	B98 9LE	29
							2,905

Resolution plc Sharesave Scheme - Early Exercise of Options
2007 5 Year Scheme - Option Price 515.00p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	GILLIAN	ANDERSON	88 MORAY DRIVE	CLARKSTON	GLASGOW	G76 8NN	145
MR	IAN	FULTON	43 ONEILL AVENUE	BISHOPBRIGGS	GLASGOW	G64 1LS	145
MISS	KAREN ANNE	LUCAS	14 DORSET CLOSE	TAMWORTH	STAFFORDSHIRE	B78 3XY	26
MR	HUGH	MCCANN	13 TOWNHEAD STREET	KILSYTH	GLASGOW	G65 0JU	145
MISS	FRANCES	O'BRIEN	500 CUMBERLAND STREET	GLASGOW	LANARKSHIRE	G5 0TE	29
MR	DAVID MICHAEL	PAGE	14 DORSET CLOSE	TAMWORTH	STAFFORDSHIRE	B78 3XY	29
MR	SIMON	PITCHFORD	FLAT 39	585 MOSELEY ROAD	BIRMINGHAM	B12 9BL	87
MR	SANTOKH	SINGH	4 PEAR TREE CRESCENT	SHIRLEY	SOLIHULL	B90 1LB	32
MISS	LESLEY	WILLIAMSON	4 CHARLOTTE STREET	DUMBARTON	DUNBARTONSHIRE	G82 4JB	145
							783

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	31	08	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1455	51555	6870
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£4.7750	£1.0757	£2.4662

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Hilary Fuller Address: 59a Bromsgrove Road, Studley, Birmingham UK Postcode B80 7PE	Ordinary	1455
Name(s): Mrs Elaine Fogarty Address: 75 Hargrave Road, Shirley, Solihull UK Postcode B90 1HU	Ordinary	3272
Name(s): Frank Hall Address: 54 The Woodlands, Armthorpe, Doncaster UK Postcode DN3 3RD	Ordinary	4938
Name(s): Manjit Bassi Address: 1 Wythall Green Way, Wythall, Birmingham UK Postcode B47 6WG	Ordinary	12346
Name(s): Michael John Hone Address: 2 Tait Croft, Solihull, West Midlands UK Postcode B92 9QW	Ordinary	11,803

File Number : 80 35079

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	Number allotted
Lee Hughes 14 Middleton Road, Shirley, Solihull B90 2JH	Ordinary	3703
Miss Karen Anne Lucas 14 Dorset Close, Tamworth, Staffordshire B78 3XY	Ordinary	4592
Ashfaq Mohammed 7 Hill Crest Road, Moseley, Birmingham B13 8EX	Ordinary	12346
Fook Goon 9 Hamilton Court, 85 Trafalgar Road, Moseley, Birmingham B13 8BL	Ordinary	1527
Jonathan Peat 1 Aldbourne Way, Birmingham B38 9UP	Ordinary	2292
Robert Douglas Edwards 66 Avery Road, Sutton Coldfield, West Midlands B73 6QD	Ordinary	803
Mrs Ruth Feilden 173 St Georges Road, Redditch, Worcestershire B98 8ED	Ordinary	803

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	06	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	831	6870	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£4.7750	£2.4662	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) Miss Sian Marie Bowen Address 40 Highland Road, Great Barr, Birmingham UK Postcode B43 7SQ	Ordinary Ordinary	831
Name(s) Mrs Philippa Arch Address 137 Brandwood Road, Kings Heath, Birmingham UK Postcode B14 6PN	Ordinary	1069
Name(s) David Johnson Address 36 Moor Lane, Rowley Regis, West Midlands UK Postcode B65 8DH	Ordinary	1527
Name(s) Gordon Alexander Marshall Address 2 Balgray Road, Newton Mearns, Glasgow, Lanarkshire UK Postcode G77 6PB	Ordinary	1527
Name(s) Stephen McKee Address 12 Cufflat Brae, South Queensferry, West Lothian UK Postcode EH30 9YQ	Ordinary	763

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Shareholder details Name & Address	Shares & share class allotted Class of shares allotted	Number allotted
Miss Cheryl Nicholson 40 Glen Dochart Drive, Cumbernauld, Glasgow Lanarkshire G68 0FJ	Ordinary	763
Andrew Tole 50 Berkeley Road, Shirley, Solihull, West Midlands B90 2HT	Ordinary	763
Miss Marion Yearwood 16 Druids Lane, Maypole, Birmingham B14 5SN	Ordinary	458

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	09	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	24,942	7,823	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£4.5476	£5.15	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

File Number: 82-35079

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED SHEETS	Class of shares allotted	Number allotted
Address	Ordinary	
	Ordinary	
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19.9.07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	09	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	112,204	25,181	31,659
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£1.0757	£2.4662	£2.4662

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

File Number: 82-35079

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) SEE ATTACHED SHEETS	Class of shares allotted	Number allotted
Address	Ordinary	
	Ordinary	
UK Postcode	Ordinary	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 19.9.07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

Resolution plc Sharesave Scheme - Early Exercise of Options

2003 5 Year Scheme - Option Price 107.57p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Allotted
MS	JULIE	BALL	44 ROWAN WAY	CHELMSLEY WOOD	BIRMINGHAM		B37 7QT	Ordinary	2,473
MR	SIMON JOHN	BAXTER	2 MALLABY CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2PW	Ordinary	4,600
MS	JANET	BIBBINGS	12 OLD PORTWAY	KINGS NORTON	BIRMINGHAM		B38 9RG	Ordinary	1,484
MR	CARL	BROOKES	58 HIGGINS LANE	QUINTON	BIRMINGHAM	WEST MIDLANDS	B32 1LJ	Ordinary	1,236
MR	DENIS	CLARKE	28 LAKE AVENUE	WALSALL			WS5 3PA	Ordinary	3,709
MISS	LUCY	COX	18 THREE OAKS ROAD	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6HQ	Ordinary	2,473
MRS	CHRISTINE	DOBIN	21 ARUNDEL ROAD	HOLLYWOOD	BIRMINGHAM		B14 5TY	Ordinary	494
MRS	ALISON	GOODMAN	10 DARK LANE	ASTWOOD BANK	REDDITCH		B96 6AS	Ordinary	1,978
MRS	DEBORAH	HANNON	78 ALCESTER ROAD	HOLLYWOOD	BIRMINGHAM		B47 5NS	Ordinary	7,419
MR	ROGER	HUNTLEY	60 OLDFIELD PARK	WESTBURY	WILTSHIRE		BA13 3LG	Ordinary	12,133
MISS	CAROLINE	JONES	38 MEADOW ROAD	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6EG	Ordinary	1,484
MRS	SATBINDER	KOONER	7 HARVEST FIELDS WAY	SUTTON COLDFIELD	WEST MIDLANDS		B75 5TH	Ordinary	12,366
MR	SARBJIT SINGH	MADAHAR	6 ANTRINGHAM GARDENS	EDGBASTON	BIRMINGHAM		B15 3QL	Ordinary	12,366
MISS	REBECCA	MOORE	8 NORTHLEACH CLOSE	REDDITCH			B98 8RA	Ordinary	1,484
MRS	WENDY	MOORMAN	57 WINCHESTER GARDENS	NORTHFIELD	BIRMINGHAM		B31 2QA	Ordinary	1,978
MISS	JANICE	NICHOLAS	56 BELMONT ROAD	REDNAL	BIRMINGHAM		B45 9LW	Ordinary	4,946
MR	JAYASH	PATEL	18 EMMANUEL ROAD	SUTTON COLDFIELD			B73 5LZ	Ordinary	12,366
MRS	PENNY	PHILLIPS	78 WISEACRE CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1BB	Ordinary	4,946
MRS	HELEN	SADLER	50 PROSPECT ROAD	MOSELEY	BIRMINGHAM		B13 9TD	Ordinary	5,985
MR	ANDREW MARK	SHEPHARD	9 GREENSCROFT WAY	INKBERROW	WORCESTER	WORCESTERSHIRE	WR7 4EE	Ordinary	12,366
MRS	PAULA	SINCLAIR	142 RALPH ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3JZ	Ordinary	2,967
MRS	SARAH LOUISE	WAGER	7 LARKFIELD AVENUE	BIRMINGHAM			B36 9BE	Ordinary	951
									112,204

File Number - 82-35079

Resolution plc Sharesave Scheme - Maturity of Options

2004 3 Year Scheme - Option Price 246.62p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Options Exercised
MISS	GAIL LOUISE	JONES	36 OAKFIELD DRIVE	REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 8AH	Ordinary	1,329
MISS	BRONA	O'LEARY	229 QUINTON LANE	BIRMINGHAM			B32 2UD	Ordinary	763
MR	DARIO	VERDA	14 SILVERMEAD COURT	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6LN	Ordinary	381
									2,473

File Number - 82-35079

Resolution plc Sharesave Scheme - Early Exercise of Options

2004 5 Year Scheme - Option Price 246.62p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Options Exercised
MS	JULIE	BALL	44 ROWAN WAY	CHELMSLEY WOOD	BIRMINGHAM		B37 7QT	Ordinary	1,125
MR	SIMON JOHN	BAXTER	2 MALLABY CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2PW	Ordinary	1,286
MR	CARL	BROOKES	58 HIGGINS LANE	QUINTON	BIRMINGHAM	WEST MIDLANDS	B32 1LJ	Ordinary	401
MRS	HELEN ELIZABETH	CHANDLER	80 MEADOW ROAD	WYTHALL	BIRMINGHAM		B47 6EQ	Ordinary	700
MRS	SIOBHAN MARY	DUFFY	79 WESTRIDGE ROAD	KINGS HEATH	BIRMINGHAM		B13 0DZ	Ordinary	803
MRS	ALISON	GOODMAN	10 DARK LANE	ASTWOOD BANK	REDDITCH		B96 6AS	Ordinary	643
MRS	JESSICA	HARRIS	33 WROXALL ROAD	SOLIHULL			B91 1DR	Ordinary	803
MISS	CAROLINE	JONES	38 MEADOW ROAD	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6EG	Ordinary	321
MRS	KULDEEP	KALLAY	101 WYNN ROAD	PENN	WOLVERHAMPTON		WV4 4AW	Ordinary	4,019
MRS	JOYCE	MILLWARD	85 PARKFIELD ROAD	STOURBRIDGE			DY8 1EY	Ordinary	4,019
MISS	REBECCA	MOORE	8 NORTHLEACH CLOSE	REDDITCH			B98 8RA	Ordinary	482
MRS	WENDY	MOORMAN	57 WINCHESTER GARDENS	NORTHFIELD	BIRMINGHAM		B31 2QA	Ordinary	803
MR	FERAZ	MUSTAFA	74 ROBIN HOOD LANE	HALL GREEN	BIRMINGHAM		B28 0JT	Ordinary	1,205
MISS	JANICE	NICHOLAS	56 BELMONT ROAD	REDNAL	BIRMINGHAM		B45 9LW	Ordinary	1,607
MRS	PENNY	PHILLIPS	78 WISEACRE CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1BB	Ordinary	1,607
MRS	PAULA	SINCLAIR	142 RALPH ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3JZ	Ordinary	1,125
MRS	SARAH LOUISE	WAGER	7 LARKFIELD AVENUE	BIRMINGHAM			B36 9BE	Ordinary	152
MR	DEAN PAUL	WILCOX	23 LISTER AVENUE	WORCESTER	WORCESTERSHIRE		WR4 0SG	Ordinary	1,607
									22,708

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 3 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Options Exercised
MRS	TRACEY	AHMED	26 CHELWORTH ROAD	KINGS NORTON	BIRMINGHAM		B38 0AE	Ordinary	402
MRS	STACY	ALLEN	11 ELMSTONE CLOSE	REDDITCH			B97 5UR	Ordinary	201
MRS	TRACY	ASHDOWN	30 WOLSELEY AVENUE	ACOCKS GREEN	BIRMINGHAM		B27 6SZ	Ordinary	402
MR	KARL	BARTON	FLAT 1	9 BOTTEVILLE ROAD	ACOCKS GREEN	BIRMINGHAM	B27 7YE	Ordinary	1,208
MRS	HELEN	BAXTER	2 MALLABY CLOSE	SHIRLEY	SOLIHULL		B90 2PW	Ordinary	402
MRS	SUSAN	BLIZZARD	49 LIME CLOSE	HOLLYWOOD	BIRMINGHAM		B47 5QQ	Ordinary	201
MRS	ANN	BROOKS	59 PARTONS ROAD	KINGS HEATH	BIRMINGHAM		B14 6TD	Ordinary	402
MRS	HELEN ELIZABETH	CHANDLER	80 MEADOW ROAD	WYTHALL	BIRMINGHAM		B47 6EQ	Ordinary	327
MR	AMISH	CHAUHAN	173 SCRAPTOFT LANE	LEICESTER	LEICESTERSHIRE		LE5 3LW	Ordinary	1,208
MRS	NADINE ELIZABETH	CONNOLLY	11 GADDESBY ROAD	KINGS HEATH	BIRMINGHAM		B14 7EX	Ordinary	201
MR	RICHARD CHARLES	COOK	3 HEATHLEIGH ROAD	BIRMINGHAM			B38 8HG	Ordinary	241
MR	DUNCAN	CRABBE	19 LONGVILLE CLOSE	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 5SG	Ordinary	80
MRS	CATHERINE	DELANEY	31 COTFORD ROAD	MAYPOLE	BIRMINGHAM		B14 5JJ	Ordinary	161
MRS	CHRISTINE	DOBIN	21 ARUNDEL ROAD	HOLLYWOOD	BIRMINGHAM		B14 5TY	Ordinary	161
MR	ALAN	DOWNES	3 TALLAND AVENUE	AMINGTON	TAMWORTH	STAFFORDSHIRE	B77 3RB	Ordinary	878
MRS	SIOBHAN MARY	DUFFY	79 WESTRIDGE ROAD	KINGS HEATH	BIRMINGHAM		B13 0DZ	Ordinary	805
MRS	TRACY	FAULKNER	14 SIR HILTONS ROAD	WEST HEATH	BIRMINGHAM		B31 3NP	Ordinary	161
MR	KENNETH	FLAY	93 STEYNING ROAD	SOUTH YARDLEY	BIRMINGHAM	WEST MIDLANDS	B26 1JB	Ordinary	1,611
MRS	MADELEINE	GARLICK	11 MIDDLE DRIVE	REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 8AL	Ordinary	604
MR	ROBERT	GRAINGER	25 PALACE CLOSE	ROWLEY REGIS	WARLEY	WEST MIDLANDS	B65 9LG	Ordinary	2,014
MRS	ELIZABETH	HALL	98 PADDOCK LANE	OAKENSHAW	REDDITCH		B98 7XT	Ordinary	805
MR	STEVEN DAVID	HANNAFORD	37 LONG MEADOW ROAD	LICKEY END	BROMSGROVE	WORCS	B60 1GD	Ordinary	443
MR	PAUL BRIAN	HARRIS	180 PARKDALE ROAD	BIRMINGHAM			B26 3UX	Ordinary	402
MRS	SHARON	HUGHES	2 IVYHOUSE ROAD	KINGS NORTON	BIRMINGHAM		B38 8JD	Ordinary	805
MR	SIMON DAVID	HUGHES	27 HAZELTREE CROFT	ACOCKS GREEN	BIRMINGHAM		B27 7XS	Ordinary	644
MISS	CAROLINE	JONES	38 MEADOW ROAD	WYTHALL	BIRMINGHAM	WEST MIDLANDS	B47 6EG	Ordinary	402
MR	TANVEER	KHALIQ	85 RUSSELL ROAD	HALL GREEN	BIRMINGHAM		B28 8SG	Ordinary	161
MRS	DEBRA	LEES	121 DANFORD LANE	SOLIHULL			B91 1QG	Ordinary	161
MR	DEAN ANDREW	LOWE	51 PRIMROSE LANE	HALL GREEN	BIRMINGHAM		B28 0JS	Ordinary	402
MR	ROBERT	MCENTEE	66 GRISTHORPE ROAD	SELLY OAK	BIRMINGHAM	WEST MIDLANDS	B29 7SW	Ordinary	838
MRS	BEVERLEY ELLEN	MYERS	25 LOCKTON ROAD	STIRCHLEY	BIRMINGHAM		B30 2UR	Ordinary	402
MISS	MARION	O'CONNOR	4 SUNLEIGH GROVE	ACOCKS GREEN	BIRMINGHAM		B27 6SD	Ordinary	358
MISS	BRONA	O'LEARY	229 QUINTON LANE	BIRMINGHAM			B32 2UD	Ordinary	402
MR	MICHAEL JOHN	PAGE	23 THE CENTRE WAY	YARDLEY WOOD	BIRMINGHAM		B14 4HX	Ordinary	564
MRS	SAMANTHA	RAINBOW	2 CRABTREE CLOSE	BIRMINGHAM			B31 3XG	Ordinary	161
MR	JATINDER	SANDHU	46 QUINTON ROAD	COVENTRY			CV3 5FD	Ordinary	805
MISS	MICHELLE	SHEEHAN	28 MIDHURST ROAD	KINGS NORTON	BIRMINGHAM		B30 3RB	Ordinary	564
MR	LANCE GREGORY	SHOWELL	105 MAISEMORE CLOSE	REDDITCH			B98 9LP	Ordinary	201
MR	DALE	SKELLY	19 SOMERBY DRIVE	SOLIHULL			B91 3YY	Ordinary	483
MISS	JODIE	SMITH	9 DOWNSFIELD ROAD	SHELDON	BIRMINGHAM		B26 2TT	Ordinary	322
MR	PHILLIP	THOMAS	18 ROYAL WORCESTER CRESCENT	BROMSGROVE	WORCESTERSHIRE		B60 2TA	Ordinary	604
MRS	JULIE	TOWLER	669 REDDITCH ROAD	KINGS NORTON	BIRMINGHAM		B38 8LN	Ordinary	322
MR	GRAHAM	WARD	11 HIGHWOOD CROFT	KINGS NORTON	BIRMINGHAM		B38 8ET	Ordinary	1,208
MISS	SARAH	WARWICK	6 CHELMARSH CLOSE	REDDITCH	WORCESTERSHIRE		B98 8SQ	Ordinary	161
MR	DUNCAN	WATSON	8 CHRISTIE AVENUE	CASTLEFIELDS	STAFFORD	STAFFORDSHIRE	ST16 1AB	Ordinary	402
MR	TIM	WEAVER	225 SUTTON ROAD	WALSALL	WEST MIDLANDS		WS5 3AP	Ordinary	805
MRS	TRACY	WESTBURY	9 EASTHOUSE DRIVE	HURLEY	NR ATHERSTONE		CV9 2HB	Ordinary	805
MRS	PENNY	WILLIAMS	117 CHINNBROOK ROAD	BILLESLEY	BIRMINGHAM		B13 0LY	Ordinary	161
MS	JOANNE	WOODS	8 HARVINGTON ROAD	COSELEY	WEST MIDLANDS		WV14 9QG	Ordinary	372
MISS	MARION	YEARWOOD	16 DRUIDS LANE	MAYPOLE	BIRMINGHAM		B14 5SN	Ordinary	282
MR	MOHAMMED	ZAFRAN	64 EDITH ROAD	SMETHWICK	BIRMINGHAM		B66 4QX	Ordinary	241
									26,358

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 5 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Options Exercised
MR	SIMON JOHN	BAXTER	2 MALLABY CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 2PW	Ordinary	217
MR	CARL	BROOKES	58 HIGGINS LANE	QUINTON	BIRMINGHAM	WEST MIDLANDS	B32 1LJ	Ordinary	201
MRS	ALISON	GOODMAN	10 DARK LANE	ASTWOOD BANK	REDDITCH		B96 6AS	Ordinary	402
MRS	WENDY	GROGAN	31 CHESWICK CLOSE	WINYATES GREEN	REDDITCH	WORCESTERSHIRE	B98 0QG	Ordinary	80
MRS	JESSICA	HARRIS	33 WROXALL ROAD	SOLIHULL			B91 1DR	Ordinary	402
MISS	AMANDA	LOWE	51 PRIMROSE LANE	HALL GREEN	BIRMINGHAM		B28 0JS	Ordinary	805
MISS	REBECCA	MOORE	8 NORTHLEACH CLOSE	REDDITCH			B98 8RA	Ordinary	241
MRS	WENDY	MOORMAN	57 WINCHESTER GARDENS	NORTHFIELD	BIRMINGHAM		B31 2QA	Ordinary	483
MR	FERAZ	MUSTAFA	74 ROBIN HOOD LANE	HALL GREEN	BIRMINGHAM		B28 0JT	Ordinary	805
MISS	JANICE	NICHOLAS	56 BELMONT ROAD	REDNAL	BIRMINGHAM		B45 9LW	Ordinary	402
MRS	PENNY	PHILLIPS	78 WISEACRE CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1BB	Ordinary	402
MR	IAN ROBERT	ROBINSON	1 TRYSULL AVENUE	BIRMINGHAM			B26 3LD	Ordinary	322
MRS	PAULA	SINCLAIR	142 RALPH ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3JZ	Ordinary	241
MRS	SARAH LOUISE	WAGER	7 LARKFIELD AVENUE	BIRMINGHAM			B36 9BE	Ordinary	298
									5,301

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